UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: August 14, 2009

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
          Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Perez (52-81) 8888-4334	Investor Relations Eduardo Rendon (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX ANNOUNCES COMPLETION
OF COMPREHENSIVE REFINANCING

Monterrey, Mexico. August 14, 2009 – CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that it has completed its previously announced refinancing of the majority of the Company's outstanding debt. The refinancing plan extends the maturities of approximately US$15 billion in syndicated and bilateral obligations with approximately 75 banks and private placement noteholders, providing for a semi-annual amortization schedule, with a final maturity of February 14, 2014. Final documentation has been signed and all conditions precedent have been satisfied in full.

Key components of the refinancing plan include:

•
A revised maturity schedule running through February 2014, paying LIBOR plus 450bps to its bank creditors and a fixed rate of 8.91% to its private placement creditors that represent US$895 million of the total refinancing package, subject to adjustments, with semi-annual amortizations prior to that date.

•	A covenant package, including revised financial covenants, mandatory prepayment obligations, and other limitations.

•	A security package comprised of security over stock in certain subsidiaries of the company and guarantees from most of the guarantors under the existing debt facilities joining the refinancing plan.

•
The company intends to meet the amortization requirements prior to final maturity using funds from a variety of sources, including free cash flow from operations and net cash proceeds from non-core asset sales as well as capital market transactions.

Lorenzo H. Zambrano, Chairman and CEO of CEMEX said: “We are pleased with the outcome of this refinancing, as it significantly improves our debt maturity profile while providing the Company with greater flexibility and the ability to diversify sources of financing. As a result, CEMEX is in a much stronger financial position to regain our financial flexibility and, eventually, our investment-grade capital structure.”

Lazard acted as CEMEX’s exclusive financial advisor in this transaction.

CEMEX will host a conference call and webcast presentation to discuss the details of the refinancing agreement on Monday, August 17, 2009 at 10:00 AM U.S. EST. You may access the live presentation at www.cemex.com, or you may access the audio-only conference call by dialing 1-866-804-6927 (from the U.S.) or +857-350-1673 (outside the U.S.) and entering the passcode 53254116.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release and no assurance can be given of the outcome of these negotiations with the banks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	August 14, 2009	By:	/s/ Ramiro G. Villarreal
Name: Ramiro G. Villarreal
Title: General Counsel